Approvable letter for Schering's new oral contraceptive YAZ(TM)in the United States

Berlin, November 18, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the US Food and Drug Administration (FDA) has issued an approvable letter to Schering's U.S. affiliate, Berlex, Inc., for its new oral contraceptive containing 20 micrograms ethinyl estradiol and 3 milligrams drospirenone, called YAZ(TM). The FDA has requested additional data to support the clinical benefit of this pill's unique dosing regimen
- 24 days of active pills followed by 4 days of placebo pills. In the United States, oral contraceptives typically contain 21 days of active pills with 7 days of placebo.

With the response to the FDA, data to support clinical benefits for the unique regimen will be submitted. The cornerstone of that response will be data from two recently completed placebo-controlled studies in patients with symptoms of premenstrual dysphoric disorder (PMDD), a more severe form of premenstrual syndrome (PMS). These studies show a highly statistically significant reduction of the symptoms of PMDD as compared to placebo.

"We are encouraged with the approvable letter and we look forward to working closely with the FDA, and providing them with additional data. We are confident that these data support clinical benefits of this innovative regimen. We anticipate resolving the agency's requirements quickly," says Philip Smits, MD, Head of Gynecology & Andrology, Schering AG.
In addition to seeking an indication as an oral contraceptive with this submission, Schering will also seek approval for YAZ(TM) as a treatment option for women with symptoms of PMDD who desire pregnancy prevention. The company plans to submit the additional data by the end of 2004, with a final approval in 2005.

Additional information:
Upon approval, this new pill will build on the success of Yasmin(R), which currently has a US market share of 11%, and is now the number one branded oral contraceptive in the U.S. The new pill under FDA review contains the same dose of drospirenone with 20 micrograms of ethinyl estradiol (versus 30 micrograms in Yasmin(R)). In addition to completing the PMDD clinical trials, Schering is also conducting studies to explore other clinical benefits for this regimen.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng